UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48552

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cambridge International Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 POST ROAD EAST

(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro J. Fulvio   (212) 490-3113

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC

(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Henry Nevstad _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Cambridge International Securities LLC _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer
Title



ELLEN KIERNAN
Notary Public, State of Connecticut
My Commission Expires May 31, 2024

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE INTERNATIONAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITIONS

DECEMBER 31, 2019

PUBLIC



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cambridge International Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cambridge International Securities, LLC (the "Company") (a limited liability company), as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cambridge International Securities, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2014.

Woodbury, New York
February 28, 2020

CAMBRIDGE INTERNATIONAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	297,139
Receivable from clearing broker		2,565,425
Securities owned, at fair value		283,723
Investment in affiliate		198,902
Security deposit		30,932
TOTAL ASSETS	$	3,376,121

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses and other payables	$	256,024
Members' equity:		3,170,303
Accumulated other comprehensive loss		(50,206)
Total Members' Equity		3,120,097
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,376,121

NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

Cambridge International Securities, LLC, (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company primarily serves institutional clients by providing trading and brokerage services. The Company has yet to commence its futures operation that it has been approved for.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Pursuant to the clearance agreement, the clearing broker performs the clearing and depository operations for the Company's proprietary transactions. At December 31, 2019, the receivable from clearing broker reflected on the statement of financial condition substantially consisted of cash due from this clearing broker.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue From Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition guidance in Topic 605, Revenue Recognition. The core principle of the standard is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

consideration to which the entity expects to be entitled in the exchange for those goods or services.

The Company elected to adopt Topic 606 using a modified retrospective approach. Accordingly, Topic 606 was applied prospectively in the Company's financial statements from January 1, 2018 forward. Revenues under Topic 606 require financial advisory fees to be recognized either at a "point in time" or "over time", depending on the facts and circumstances of the arrangement, and will be evaluated using a five-step model.

Commission Income - the Company charges commission when it enters a buy or sell transaction. The Company believes that the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the transaction pricing is agreed upon and the rewards of ownership have been transferred to/from customer.

Depreciation

Depreciation and amortization are provided for in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Equity securities: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

Valuation techniques – US Government obligations: The Company values US Government obligations owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

CAMBRIDGE INTERNATIONAL SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

NOTE 3.   FAIR VALUE MEASUREMENTS

The Company's net assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2019. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Securities Owned	Level 1	Level 2	Level 3	Total
Debt Securities	$ -	$ 251,593	$ -	$ 251,593
Other Securities	32,130	-	-	32,130
Total	$ 32,130	$ 251,593	$ -	$ 283,723
% of Total	11%	89%	-	100%

NOTE 4.   INVESTMENT IN AFFILIATE

The Company is invested in a London based affiliate named Cambridge International UK LLP. The Company owns 100 % of the affiliate indirectly through its wholly owned subsidiary, Cambridge International Securities LTD. The Company pays certain expenses on behalf of its affiliate, and reduces the carrying value of the investment as the expenses are paid.

NOTE 5.   INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. There are no uncertain tax positions in the Company's tax filings, and there are no current tax audits pending. The Company tax returns are open for audit for a period of three years from the date of filings.

NOTE 6.
NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $2,820,399, which was $2,570,399 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.09 to 1.

NOTE 7.   RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 8.   GUARANTEES

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

NOTE 9.   PENSION PLAN

The Company maintains a non-contributory simplified employee pension plan covering all full-time employees who qualify as to age and length of service. It is the Company's policy to make contributions to the plans as provided annually by the board of directors. Contributions made by the Company for 2019 were $175,815.

NOTE 10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2020, the date the financial statements were available to be issued. There have been no events requiring recognition or disclosure in the financial statements.